SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Press Release, dated February 5, 2013, entitled “Telecom Argentina S.A. announces preliminary results for Fiscal Year 2012”

Market Cap: P$ 24.2 billion

February 5, 2013

Contacts:

Pedro Insussarry /

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A. announces

preliminary results for Fiscal Year 2012

Buenos Aires, February 5, 2013 - Telecom Argentina (“Telecom”), one of Argentina’s leading telecommunications companies, announced that the Board of Directors (BoD) during the meeting held on February 4, 2013, was presented with certain summarized preliminary non audited financial information for the period ended December 31, 2012 and in consideration of anticipated disclosure needs, the BoD has authorized the immediate release of such information. It is worth mentioning that this information has been prepared under International Financial Reporting Standards (“IFRS”).

Preliminary Consolidated Financial Information for the fiscal year ended December 31, 2012:

	2012	2011	Δ $	Δ %
Consolidated Revenues (MM$)	22,117	18,498	3,619	19.6%

Operating income before Depreciation & Amortization	6,570	5,993	577	9.6%*

Investment in PP&E and intangible assets (Capex)	3,257	3,192	65	2.0%

Net Financial Position (Cash)	3,648	2,684	964	35.9%

*	It is noted that the annual comparison of the Operating Income is affected by a one-time charge (P$90 million), that impacted in 2012 and relates to incurred and provisioned costs to implement a program to improve efficiency in the corporate structure of the Company. Without this effect, the percentage increase compared to 2011 would have been 11.1%.

The evolution of the main indicators of the business for the same period was reported.

Key Performance Indicators as of December 31, 2012:

	2012	2011	Δ $	Δ %
Mobile customers Telecom Personal (in thousands)	18,975	18,193	782	4.3%

MOU Telecom Personal (in minutes/month)	99	99	—	—

TOU Telecom Personal (in SMS/month)	309	322	-13	-4.0%

Average Revenue per user (ARPU) Telecom Personal (in P$/month)	57.7	51.4	6.3	12.3%

Postpaid customers share of Net-adds	58%	n.a	n.a	n.a

Share of Postpaid customers port-ins with MNP	83%	n.a	n.a	n.a

Share of Smartphones / 3G handset sales (*)	>90%	n.a	n.a	n.a

Third parties revenues of Telecom Personal (in million P$)	13,312	10,983	2,329	21.2%

Value added Services Revenues to third parties of Telecom Personal (in million P$)	7,013	5,256	1,757	33.4%

Fixed Services revenues to third parties (in million of P$)	5,942	5,240	702	13.4%

Wireline Broadband accesses (in thousands)	1,629	1,550	79	5.1%

Wireline Broadband Average Revenue per user (ARPU) (in P$/month)	102.3	87.0	15,3	17.6%

Wireline Broadband accesses / fixed lines in service	39%	37%	210 bp	n.a

Wireline Broadband monthly churn	1.4%	1.2%	20 bp	n.a

	2012	2011	Δ $	Δ %
Mobile customers in Paraguay (in thousands)	2,301	2,149	152	7.1%

Fixed lines in service (in thousands)	4,128	4,141	-13	-0.3%

Telecom Argentina total headcount (temporary and eventual included)	16,808	16,346	462	2.8%

(*)	Data corresponds to 4Q12

On February 27, 2013, the Board of Directors will consider the Complete Financial Statements as of December 31, 2012 and for twelve month period ended December 31, 2012, according to article 62 of the Bolsa de Comercio de Buenos Aires Regulation and article 1, chapter XXIII, of the Comisión Nacional de Valores Rules. Consequently, after that, the usual disclosure to the market will take place.

It is worth mentioning, that final results and the general statements are subject to final year-end accounting adjustments and will consider other significant events that may occur up to the date of approval of each Complete Financial Statements. The Company does not assume any obligation to update the information included in this press release for events that occur after this day and until the financial results mentioned in the preceding paragraph are approved.

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of December 31, 2012, Telecom continued to have 984,380,978 shares outstanding.

For more information, please contact the Investor Relations Department:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Horacio Nicolás del Campo (5411) 4968 6236	Gustavo Tewel (5411) 4968-3718	Ruth Fuhrmann (5411) 4968-4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: February 5, 2013	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman